Exhibit 99.3

TSX: CCO NYSE: CCJ	website: cameco.com currency: US (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco announces US$650 million bought deal offering of common shares

Saskatoon, Saskatchewan, Canada, October 11, 2022 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today announced that it has entered into an agreement with a syndicate of underwriters led by CIBC Capital Markets and Goldman Sachs & Co. LLC, pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 29,615,000 common shares of Cameco at a price of $21.95 per share (the “Offering Price”), for gross proceeds to us of approximately $650 million (the “Offering”). The common shares will be offered to the public in Canada and the United States. The Offering is expected to close on or about October 17, 2022, subject to customary closing conditions, including receipt of all necessary approvals of the Toronto Stock Exchange and the New York Stock Exchange. Additionally, we have granted the underwriters an option to purchase up to an additional 4,442,250 common shares at the Offering Price, exercisable in whole or in part at any time up to 30 days following the closing of the Offering, for potential additional gross proceeds to Cameco of approximately $97.5 million.

We intend to use the aggregate proceeds from the Offering, after payment of fees and expenses, to partially fund our share of the acquisition of Westinghouse Electric Company, one of the world’s leading nuclear services businesses, through a strategic partnership with Brookfield Renewable Partners (“Brookfield Renewable”), together with Brookfield Renewable’s institutional partners (the “Acquisition”).

CIBC Capital Markets and Goldman Sachs & Co. LLC are acting as joint bookrunners for the Offering.

We intend to offer and sell the common shares in the U.S. pursuant to our effective shelf registration statement on Form F-10 (File No. 333-267625) (the “U.S. Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”), and in Canada pursuant to our short form base shelf prospectus (the “Base Shelf Prospectus”), in each case, filed on September 26, 2022. A preliminary prospectus supplement relating to and describing the terms of the Offering was filed with the SEC and with the securities regulatory authorities in each of the provinces and territories of Canada as part of the U.S. Registration Statement and the Base Shelf Prospectus, respectively, and a final prospectus supplement will be filed in connection with the Offering. The documents filed or to be filed in connection with the Offering contain important detailed information about the Company and the Offering. Prospective investors should read these filings, and the documents incorporated by reference therein, before making an investment decision.

Copies of the Base Shelf Prospectus and the prospectus supplements will be available free of charge on SEDAR at www.sedar.com, and copies of the U.S. Registration Statement and the prospectus supplements will be available free of charge on EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from: CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8 or by telephone at 1-416-956-6378 or by email at mailbox.canadianprospectus@cibc.com; or from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone: 1-866-471-2526, or by facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com or Goldman Sachs Canada Inc., TD North Tower, 77 King Street West Suite 3400, Toronto, ON M5K 1B7.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press does not constitute an offer to sell or the solicitation of an offer to buy any securities of Cameco, nor shall there be any sale of the securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction.

Caution about forward-looking information

Certain information in this news release, including statements regarding the Offering and the Acquisition, including the terms of the Offering, the completion and the timing of completion of the Offering and the anticipated use of the net proceeds of the Offering, and the timing and completion of the Acquisition, constitutes forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “should”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the failure to satisfy the closing conditions to the completion of the Offering or the Acquisition and the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form, prospectus supplement dated October 11, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the SEC from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com